Exhibit 12.1

CHARTER COMMUNICATIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In thousands)

					Charter Communications
	Charter Communications, Inc.				Properties Holdings, LLC

				12/24/98 through	1/1/98 through
	2001	2000	1999	12/31/98	12/23/98	1997

Earnings

Loss from Continuing Operations before Income Taxes and Minority Interest	$(2,655,916)	$(2,054,945)	$(637,806)	$(5,277)	$(17,222)	$(4,623)

Fixed Charges	1,330,063	1,063,868	480,649	2,390	17,347	5,160

Total Earnings	$(1,325,853)	$(991,077)	$(157,157)	$(2,887)	$125	$537

Fixed Charges

Interest Expense	$1,290,913	$1,033,505	$467,499	$2,353	$17,010	$4,997

Amortization of Debt Costs	33,550	25,625	10,300	—	267	123

Interest Element of Rentals	5,600	4,738	2,850	37	70	40

Total Fixed Charges	$1,330,063	$1,063,868	$480,649	$2,390	$17,347	$5,160

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—

(1)	Earnings for the years ended December 31, 2001, 2000 and 1999 and for the periods from December 24, 1998 through December 31, 1998, and from January 1, 1998 through December 23, 1998, and for the year ended December 31, 1997 were insufficient to cover fixed charges by $2,655,916, $2,054,945, $637,806, $5,277, $17,222 and $4,623, respectively. As a result of such deficiencies, the ratios are not presented above.